April 21, 2017

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Filing Desk

Re:	Adamis Pharmaceuticals Corporation - Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-217400)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Adamis Pharmaceuticals Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-217400), filed with the Commission on April 21, 2017, together with all exhibits thereto (the “Registration Statement”).

The Company is requesting the withdrawal of the Registration Statement because it was erroneously coded and filed as form type “S-3” rather than form type “S-3MEF” in accordance with a Rule 462(b) registration statement. The Company submitted a registration statement pursuant to Rule 462(b) on April 21, 2017 with the proper EDGAR codes to identify it as a filing on form type “S-3MEF.” The Company hereby confirms that no securities have been sold pursuant to the Registration Statement.

The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Company understands that, pursuant to Rule 477(b) under the Securities Act, this application for withdrawal will be effective at the time filed with the Commission unless, within fifteen calendar days after the filing, the Commission notifies the Company that the application for withdrawal will not be granted.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the initial filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for the subsequent filing.

If you have any questions regarding this application for withdrawal, please contact C. Kevin Kelso of Weintraub Tobin Chediak Coleman Grodin Law Corporation, counsel for the Registrant, at (916) 558-6110.

Very truly yours,

Adamis Pharmacueticals Corp.
/s/ Robert O. Hopkins
Robert O. Hopkins